Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

First Potomac Realty Trust:

We consent to the incorporation by reference in the registration statement on Form S-3 of First Potomac Realty Trust of our reports dated February 28, 2014, with respect to the consolidated balance sheets of First Potomac Realty Trust and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2013 and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the Annual Report on Form 10-K of First Potomac Realty Trust filed February 28, 2014 and to the reference to our firm under the heading “Experts” in the registration statement.

/s/KPMG LLP

McLean, Virginia

June 17, 2014